Sean M. Clayton (858) 550-6034 sclayton@cooley.com	VIA EDGAR

January 28, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Austin Stephenson

Re:	Flexion Therapeutics, Inc.
Registration Statement on Form S-1
Filed January 8, 2014
File No. 333-193233

Dear Mr. Stephenson:

I am writing on behalf of our client, Flexion Therapeutics, Inc. (the “Company”), in response to my telephone conversation with you on January 28, 2014. In our conversation, you requested that the Company confirm certain information related to investigational new drug (“IND”) applications for certain of its product candidates. In response to your request, the Company confirms that it filed an IND with the U.S. Food and Drug Administration (“FDA”) for its FX006 product candidate on November 16, 2011, which became effective on December 14, 2012. The Company further confirms that it has not filed an IND with the FDA for its FX005 product candidate, as the FX005 Phase 2a clinical trial was conducted outside the United States pursuant to clinical trial applications approved by regulatory authorities in Canada, Spain, Austria and the United Kingdom.

Please advise us if we can provide any further information in response to your request. Please direct any comments or questions regarding this letter to me at (858) 550-6034. Thank you.

Sincerely,

/s/ Sean M. Clayton, Esq.

Sean M. Clayton, Esq.

cc:	Michael D. Clayman, Flexion Therapeutics, Inc.
Frederick W. Driscoll, Flexion Therapeutics, Inc.
Thomas A. Coll, Esq., Cooley LLP
Marc Recht, Esq., Cooley LLP
Mitchell Bloom, Esq., Goodwin Procter LLP
Edward King, Esq., Goodwin Procter LLP

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